December 23, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Coya Therapeutics, Inc.

     Registration Statement on Form S-1

File No. 333-268482

Acceleration Request

Requested Date:December 28, 2022

Requested Time:4:00 p.m. Eastern Time (US)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the underwriters, hereby join in the request of Coya Therapeutics, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time (US), on December 28, 2022, or at such later time as the Company or its outside counsel, Lowenstein Sandler LLP, may request via a telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed approximately 355 copies of the Preliminary Prospectus dated December 12, 2022 through the date hereof, to underwriters, dealers, institutions and others.

The undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Acting on behalf of itself and the several Underwriters

CHardan capital markets, llc

By:  /s/ Shai Gerson

Name:Shai Gerson

Title:	Managing Partner of Capital Markets